UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                            Thermo Ecotek Corporation

                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                   88355R-10-6
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 3, 1998
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             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [   ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          33,650,029
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           33,650,029
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON

                           33,650,029
---------------------------
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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---------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           93.83%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.10 per share, of Thermo Ecotek Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in May 1998, of more than one percent.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $8,119,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate in order to maintain at least 80% ownership of the Issuer. The Reporting Person may also make additional purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate for other purposes. In determining whether to do so for other purposes, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Reporting Person beneficially owns 33,650,029 Shares, or approximately 93.83% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 358,673 Shares or approximately 1.4% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 301,007 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         2,250
Peter O. Crisp                                            5,191
Elias P. Gyftopoulos                                      2,250
George N. Hatsopoulos                                    25,575
John N. Hatsopoulos                                      35,569
Brian D. Holt                                           210,000
Frank Jungers                                            44,640
Paul F. Kelleher                                          8,185
John T. Keiser                                                0
Earl R. Lewis                                                 0
Robert A. McCabe                                          2,250
Donald E. Noble                                           2,250
Robert W. O'Leary                                             0
Hutham S. Olayan                                          2,250
Peter G. Pantazelos                                       2,225
William A. Rainville                                      4,467
Arvin H. Smith                                            6,000
Richard F. Syron                                              0
Roger D. Wellington                                       2,250
John W. Wood Jr.                                          3,321
All directors and current executive                     358,673
officers as a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Kelleher, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Wellington, and all directors and executive officers as a group include 2,250, 2,250, 2,250, 15,000, 13,257,
210,000,   39,500,  7,500,  2,250,  2,250,  2,250,  2,250  and  301,007  Shares,
respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns.

(c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

 Date            Amount      Price Per Share             Transfer Type
-------------------------------------------------------------------------------
07/15/98          6,300       $15.875                Open Market Purchase
07/15/98          1,000       $15.8125               Open Market Purchase
07/16/98          2,300       $16.0625               Open Market Purchase
07/17/98          2,000       $16.50                 Open Market Purchase
07/17/98            300       $16.4375               Open Market Purchase
07/21/98          3,200       $16.375                Open Market Purchase
07/22/98          2,700       $16.125                Open Market Purchase
07/22/98            500       $16.1875               Open Market Purchase
07/23/98          1,500       $16.4375               Open Market Purchase
07/23/98          1,700       $16.50                 Open Market Purchase
07/24/98          3,200       $16.50                 Open Market Purchase
07/24/98          5,800       $16.50                 Open Market Purchase
07/27/98            300       $16.56256              Open Market Purchase
07/27/98          3,400       $16.50                 Open Market Purchase
07/28/98            200       $16.5625               Open Market Purchase
07/28/98          3,500       $16.6875               Open Market Purchase
07/28/98          9,200       $16.5625               Open Market Purchase
07/29/98          2,200       $16.625                Open Market Purchase
07/30/98          1,100       $16.625                Open Market Purchase
07/30/98            900       $16.875                Open Market Purchase
07/31/98          1,600       $16.875                Open Market Purchase
07/31/98          1,600       $16.6875               Open Market Purchase
07/31/98            500       $16.625                Open Market Purchase

08/03/98          3,300       $16.375                Open Market Purchase
08/26/98          2,400       $14.3125               Open Market Purchase
08/26/98          5,000       $14.375                Open Market Purchase
08/26/98         27,000       $14.50                 Open Market Purchase
08/27/98        108,300       $14.625                Open Market Purchase
08/27/98          7,300       $14.75                 Open Market Purchase
08/28/98          2,400       $14.6875               Open Market Purchase
08/28/98          5,000       $14.75                 Open Market Purchase
08/31/98          2,300       $14.625                Open Market Purchase
08/31/98            400       $14.75                 Open Market Purchase
09/01/98          1,000       $15.00                 Open Market Purchase
09/02/98            700       $15.00                 Open Market Purchase
09/03/98            600       $14.875                Open Market Purchase
09/04/98            500       $14.875                Open Market Purchase
09/04/98            600       $14.75                 Open Market Purchase
09/08/98          1,000       $15.375                Open Market Purchase
09/09/98          2,000       $15.50                 Open Market Purchase
09/10/98          7,700       $15.3125               Open Market Purchase
09/11/98          2,000       $15.0625               Open Market Purchase
09/14/98          1,000       $15.125                Open Market Purchase

To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 33,650,029 Shares beneficially owned by the Reporting Person, 95,175 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 15,750 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. George N. Hatsopoulos has the right to acquire 15,000
Shares within 60 days; Mr. John N. Hatsopoulos has the right to acquire 13,257 Shares within 60 days; Mr. Frank Jungers has the right to acquire 39,500 Shares within 60 days; Mr. Brian D. Holt has the right to acquire 210,000 Shares within 60 days; and Mr. Paul F. Kelleher has the right to acquire 7,500 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: September 18, 1998                      THERMO ELECTRON CORPORATION



                                              By:   /s/   Kenneth J. Apicerno
                                                     Kenneth J. Apicerno
                                                     Treasurer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.



John M. Albertine:                      Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                         Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:                   Director, Thermo Electron

      Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                          Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                       Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                        Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                      Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                       Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                       Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                    Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

George N. Hatsopoulos:                  Director, Chairman of the Board and
                                        Chief Executive Officer, Thermo
                                        Electron
John N. Hatsopoulos:                    Director, Chief Financial Officer,
                                        and Vice Chairman of the Board,
                                        Thermo Electron
Peter G. Pantazelos:                    Executive Vice President, Corporate
                                        Development, Thermo Electron
Arvin H. Smith:                         Executive Vice President, Thermo
                                        Electron
Earl R. Lewis:                          Chief Operating Officer, Instrumentation

William A. Rainville:                   Chief Operating Officer, Recycling
                                        and Recovery Systems
John W. Wood Jr.:                       Senior Vice President, Thermo
                                        Electron
Paul F. Kelleher:                       Senior Vice President, Finance &
                                        Administration and Chief Accounting
                                        Officer, Thermo Electron
Brian D. Holt:                          Chief Operating Officer,
                                        Environmental and Energy
John T. Keiser:                         Chief Operating Officer, Biomedical
                                        and New Technologies